Exhibit 99.1

Fang Announces Third Quarter 2017 Results

BEIJING, November 17, 2017 /PRNewswire/ -- Fang Holdings Limited (NYSE: SFUN) ("Fang" or "we"), the leading real estate Internet portal in China, today announced its unaudited financial results for the fiscal quarter ended September 30, 2017.

Third Quarter 2017 Highlights

●	Total revenues were $112.2 million, a decrease of 55.1% from the corresponding period in 2016.

●	Operating income was $18.4 million.

●	Non-GAAP operating income was $ 19.8 million.

●	Net income attributable to Fang's shareholders was $15.2 million. Fully diluted earnings per ADS were $0.03.

●	Non-GAAP net income attributable to Fang's shareholders was $14.8 million. Non-GAAP fully diluted earnings per ADS were $0.03.

●	Net cash generated from operating activities was $57.8 million in the third quarter of 2017.

"After seven non-profit quarters, I’m glad that Fang has started to turn profitable,” said Vincent Mo, Chairman and CEO of Fang. "With our ongoing focus on transformation back to a technology-driven open platform model, I’m confident that Fang will return to a sustainable and healthy growth track.”

Third Quarter 2017 Results

Revenues

Fang reported total revenues of $112.2 million in the third quarter of 2017, a decrease of 55.1% from $250.1 million in the corresponding period of 2016, primarily due to the decline in e-commerce services revenue by 150.8 million.

Revenue from listing services was $47.2 million in the third quarter of 2017, an increase of 65.6% from $28.5 million in the corresponding period of 2016, primarily driven by the increased number of paying members.

Revenue from marketing services was $37.3 million in the third quarter of 2017, an increase of 4.8% from $35.6 million in the corresponding period of 2016.

Revenue from e-commerce services was $16.6 million in the third quarter of 2017, a decrease of 90.1% from $167.4 million in the corresponding period of 2016, primarily due to Fang’s transformation back to a technology-driven open platform model.

Revenue from Internet financial services was $3.5 million in the third quarter of 2017, a decrease of 52.4% from $7.3 million in the corresponding period of 2016, primarily due to the decreased transaction volumes of secondary homes.

Revenue from other value-added services was $7.7 million in the third quarter of 2017, a decrease of 12.1% from $11.4 million in the corresponding period of 2016.

Cost of Revenue

Cost of revenue was $35.4 million in the third quarter of 2017, a decrease of 77.4% from $157.0 million in the corresponding period of 2016, primarily driven by the closing of the self-owned brokerage stores and cost optimization under the open platform model.

Operating Expense

Operating expenses were $58.4 million in the third quarter of 2017, a decrease of 37.2% from $92.9 million in the corresponding period of 2016.

Selling expenses were $16.9 million in the third quarter of 2017, a decrease of 70.2% from $56.7 million for the corresponding period of 2016, primarily driven by the decrease of advertising and promotion fee, sales commission fee and staff cost.

General and administrative expenses were $41.8 million in the third quarter of 2017, an increase of 15.4% from $36.2 million for the corresponding period of 2016, primarily due to increased bad debt and disposal fee related to closing the self-owned brokerage stores for secondary home transactions.

Operating income

Operating income was $18.4 million in the third quarter of 2017, compared to $0.2 million in the corresponding period of 2016, primarily attributable to the agent reduction and effective cost control.

Income Tax Expenses

Income tax expenses were $4.1 million in the third quarter of 2017, compared to income tax expenses of $8.0 million in the corresponding period of 2016.

Net income and EPS

Net income attributable to Fang's shareholders was $15.2 million in the third quarter of 2017, compared to net loss of $4.9 million in the corresponding period of 2016. Earnings per fully-diluted ordinary share and ADS were $0.16 and $0.03 in the third quarter of 2017, compared to loss of $0.05 and $0.01, respectively, in the corresponding period of 2016.

Adjusted EBITDA

Adjusted EBITDA, defined as non-GAAP net income before income taxes, interest expenses, interest income, depreciation and amortization, was $25.6 million in the third quarter of 2017, compared to $1.6 million in the corresponding period of 2016.

Cash

As of September 30, 2017, Fang had cash, cash equivalents, and short-term investments of $543.3 million, compared to $590.5 million as of December 31, 2016. Net cash generated from operating activities was $57.8 million in the third quarter of 2017, compared to cash flow generated from operating activities of $76.8 million in the same period of 2016. The decrease of cash generated from operating activities was primarily due to the reclassification of certain loan receivable to investment activities compared to the third quarter of 2016.

Business Outlook

Fang is continuing its transformation back to a technology-driven open platform model and expects a profitable fourth quarter.

This forecast does not assume significant adverse market development during the fourth quarter of 2017 and reflects Fang’s current and preliminary views, which are subject to change.

Conference Call Information

Fang's management team will host a conference call on the same day at 8:00 AM U.S. EST (9:00 PM Beijing/Hong Kong time). The dial-in details for the live conference call are:

International Toll:	+65 67135090
Local Toll:
United States	+1 845-675-0437 / +1 866-519-4004
Hong Kong	+852 3018-6771 / +852 800-906-601
Mainland China	+86 400-620-8038 / +86 800-819-0121
Passcode:	SFUN

A telephone replay of the call will be available after the conclusion of the conference call from 11:00 ET on November 17, 2017 through 7:59 ET November 25, 2017. The dial-in details for the telephone replay are:

International Toll:	+61 2-8199-0299
Toll-Free:
United States	+1 855-452-5696 / +1 646-254-3697
Hong Kong	+852 800-963-117 / +852 3051-2780
Mainland China	+86 400-602-2065 / +86 800-870-0205
Conference ID:	3384709

A live and archived webcast of the conference call will be available on Fang's website at http://ir.fang.com.

About Fang

Fang operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through our websites, we provide e-commerce, marketing, listing, financial and other value-added services for China's fast-growing real estate and home furnishing and improvement sectors. Our user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 651 cities in China. For more information about Fang, please visit http://ir.fang.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as "will," "expects," "is expected to," "anticipates," "aim," "future," "intends," "plans," "believes," "are likely to," "estimates," "may," "should" and similar expressions, and include, without limitation, statements regarding Fang's future financial performance, revenue guidance, growth and growth rates, market position and continued business transformation. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Fang’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the impact of Fang's transformation for its online brokerage business to a franchise model and the impact of current and future government policies affecting China’s real estate market. Further information regarding these and other risks, uncertainties or factors is included in Fang’s filings with the U.S. Securities and Exchange Commission. Fang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About Non-GAAP Financial Measures

To supplement Fang's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Fang uses in this press release the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) non-GAAP operating (loss)/income, (2) non-GAAP net (loss)/income and (3) non-GAAP basic and diluted (loss)/earnings per ordinary share and per ADS (4) adjusted EBITDA. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Reconciliation of GAAP and non-GAAP Results" set forth at the end of this press release.

Fang believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expenses and the related tax effects, realized gain on available-for-sale security, interest income and expenses, income tax expenses, and depreciation expense for the relevant period, which (1) may not be indicative of Fang's recurring core business operating results or (2) are not expected to result in future cash payments. These non-GAAP financial measures also facilitate management's internal comparisons to Fang's historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation, interest income and expenses, income tax expenses, and depreciation expenses have been and will continue to be a significant recurring expense that will continue to exist in Fang's business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most directly comparable GAAP financial measures.

For investor and media inquiries, please contact:

Dr. Hua Lei

CFO

Phone: +86-10-5631-8661

Email: leihua@fang.com

Ms. Dana Cheng

Senior Manager, Investor Relations

Phone: +86-10-5631 8174

Email: chengyu.bj@fang.com

Fang Holdings Limited

Condensed Consolidated Balance Sheets

(in thousands of U.S. dollars, except share data and per share data)

ASSETS	September 30,	December 31,
	2017	2016
Current assets:	(Unaudited)	(Audited)
Cash and cash equivalents	153,176	336,528
Restricted cash, current	290,367	211,084
Short-term investments	99,740	42,929
Accounts receivable, net	62,482	93,672
Funds receivable	28,079	20,483
Prepayment and other current assets	48,692	39,824
Commitment deposits	504	6,527
Loan receivable, current	92,274	41,966
Amount due from related parties	294	197
Total current assets	775,608	793,210
Non-current assets:
Property and equipment, net	553,487	319,897
Loan receivable, non-current	17,152	16,808
Deferred tax assets, non-current	6,668	4,915
Deposit for non-current assets	147,740	240,712
Long-term investments	466,896	231,880
Other non-current assets	2,323	7,391
Total non-current assets	1,194,266	821,603
Total assets	1,969,874	1,614,813

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	277,544	212,734
Deferred revenue	153,278	129,765
Accrued expenses and other liabilities	286,018	318,540
Customers’ refundable fees	22,574	28,630
Income tax payable	13,414	6,022
Total current liabilities	752,828	695,691
Non-current liabilities:
Long-term loans	75,895	65,190
Convertible senior notes	296,598	295,268
Deferred tax liabilities, non-current	124,077	70,424
Other non-current liabilities	434	415
Total non-current liabilities	497,004	431,297
Total Liabilities	1,249,832	1,126,988

Equity:
Class A ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 64,248,253 shares and 70,736,054 shares issued and outstanding as at September 30, 2017 and December 31, 2016, respectively	9,181	9,157
Class B ordinary shares, par value HK$1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as at September 30, 2017 and December 31, 2016 respectively	3,124	3,124
Treasure stock	(136,615)	(136,615)
Additional paid-in capital	496,648	488,943
Accumulated other comprehensive income	142,023	(81,349)
Retained earnings	204,994	203,870
Total Fang Holdings Limited shareholders' equity	719,355	487,130
Non-controlling interests	687	695
Total equity	720,042	487,825
TOTAL LIABILITIES AND EQUITY	1,969,874	1,614,813

Condensed Consolidated Statements of Comprehensive Income

(in thousands of U.S. dollars, except share data and per share data)

	Three months ended
	September 30,	September 30,
	2017	2016
	(Unaudited)	(Unaudited)
Revenues:
Listing services	47,175	28,493
Marketing services	37,265	35,574
E-commerce services	16,574	167,413
Financial services	3,461	7,267
Other value-added services and other services	7,708	11,380
Total revenues	112,183	250,127

Cost of Revenues:
Cost of services	(35,443)	(157,001)
Total Cost of Revenues	(35,443)	(157,001)

Gross Profit	76,740	93,126

Operating expenses and income:
Selling expenses	(16,921)	(56,729)
General and administrative expenses	(41,758)	(36,177)
Other income	302	-

Operating Income (loss)	18,363	220
Foreign exchange gain (loss)	(1)	(8,390)
Interest income	3,196	2,010
Interest expense	(4,538)	(4,071)
Investment income	1,857	11,453
Government grants	480	1,862
Income (loss) before income taxes and noncontrolling interests	19,357	3,084
Income tax expenses
Income tax expenses	(4,124)	(8,032)
Net income (loss)	15,233	(4,848)
Net income attributable to noncontrolling interests	-	1
Net income (loss) attributable to Fang Holdings Limited shareholders	15,233	(4,849)
Other comprehensive income (loss), net of tax
Foreign currency translation	17,739	41,804
Amounts reclassified from accumulated other comprehensive income	(801)	-
Unrealized gain on available-for-sale security	102,032	1,197
Loss on intra-entity foreign transactions of long-term-investment nature	1,544	-
Total other comprehensive income (loss), net of tax	120,514	43,001
Comprehensive income (loss)	135,747	38,052
Earnings per share for Class A and Class B ordinary shares:
Basic	0.17	(0.05)
Diluted	0.16	(0.05)
Earnings per ADS:
Basic	0.03	(0.01)
Diluted	0.03	(0.01)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	88,486,099	93,798,520
Diluted	94,093,312	93,798,520
Weighted average number of ADSs outstanding:
Basic	442,430,494	468,992,600
Diluted	470,466,562	468,992,600

Fang Holdings Limited

Reconciliation of GAAP and Non-GAAP Results

( in thousands of U.S. dollars, except share data and per share data)

	Three months ended
	September 30,	September 30,
	2017	2016
GAAP income from operations	18,363	220
Share-based compensation expense	1,390	2,223
Non-GAAP income from operations	19,753	2,443

GAAP net income	15,233	(4,948)
Investment income	(1,857)	(11,453)
Share-based compensation expense	1,390	2,233
Non-GAAP net income	14,766	(14,178)

Net Income attributable to Fang shareholders	15,233	(4,949)
Investment income	(1,857)	(11,453)
Share-based compensation expense	1,390	2,233
Non-GAAP net Income attributable to Fang Holdings Limited shareholders	14,766	(14,179)

GAAP earnings per share for Class A and Class B ordinary shares:
Basic	0.17	(0.05)
Diluted	0.16	(0.05)
GAAP earnings per ADS:
Basic	0.03	(0.01)
Diluted	0.03	(0.01)
Non-GAAP earnings per share for Class A and Class B ordinary shares:
Basic	0.17	(0.15)
Diluted	0.16	(0.15)
Non-GAAP earnings per share for Class A and Class B ordinary shares:
Basic	0.03	(0.03)
Diluted	0.03	(0.03)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	88,486,099	93,789,520
Diluted	94,093,312	93,789,520
Weighted average number of ADSs outstanding:
Basic	442,430,494	468,992,600
Diluted	470,466,562	468,992,600

Non-GAAP net income	14,766	(14,178)
Add back:
Interest expense	4,538	4,071
Income tax expenses	4,124	8,032
Depreciation expenses	5,398	5,672
Subtract:
Interest income	(3,196)	(2,010)
Adjusted EBITDA	25,630	1,587